# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Rubico Inc., CIK 0001943421
CUSIP: Y1250N107
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 20 Iouliou Kaisara Str, 19002 Paiania, Athens, Greece (J3), 00000
Date of event which requires filing of this statement: 11/06/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001699673

## Reporting persons
- Arena Investors, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 1,554,200; shared voting power 0; sole dispositive power 1,554,200; shared dispositive power 0; aggregate amount beneficially owned 1,554,200 (8.1% of the class)
- Arena Investors GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 1,554,200; shared voting power 0; sole dispositive power 1,554,200; shared dispositive power 0; aggregate amount beneficially owned 1,554,200 (8.1% of the class)
  Comment: limited liability company
- Arena Special Opportunities (Offshore) Master, LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 208,726; shared voting power 0; sole dispositive power 208,726; shared dispositive power 0; aggregate amount beneficially owned 208,726 (1.1% of the class)
- Arena Special Opportunities Fund (Offshore) II GP, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 208,726; shared voting power 0; sole dispositive power 208,726; shared dispositive power 0; aggregate amount beneficially owned 208,726 (1.1% of the class)
- Arena Special Opportunities Fund (Offshore) GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 208,726; shared voting power 0; sole dispositive power 208,726; shared dispositive power 0; aggregate amount beneficially owned 208,726 (1.1% of the class)
  Comment: limited liability company
- Arena Special Opportunities Parallel Investor Vehicle III US, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 909,230; shared voting power 0; sole dispositive power 909,230; shared dispositive power 0; aggregate amount beneficially owned 909,230 (4.7% of the class)
- Arena Special Opportunities Parallel Investor Vehicle III GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 909,230; shared voting power 0; sole dispositive power 909,230; shared dispositive power 0; aggregate amount beneficially owned 909,230 (4.7% of the class)
  Comment: limited liability company
- Arena Special Opportunities Partners III, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 436,244; shared voting power 0; sole dispositive power 436,244; shared dispositive power 0; aggregate amount beneficially owned 436,244 (2.3% of the class)
- Arena Special Opportunities Partners III GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 436,244; shared voting power 0; sole dispositive power 436,244; shared dispositive power 0; aggregate amount beneficially owned 436,244 (2.3% of the class)
  Comment: limited liability company

## Item 1. Issuer
Name of issuer: Rubico Inc.
Address of issuer's principal executive offices: 20 Iouliou Kaisara Str 19002 Paiania Athens, Greece,

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is filed by the following (the "Reporting Persons"):

(i) Arena Investors, LP (the "Investment Manager"), who serves as investment manager to the Arena Funds (as defined below);

(ii) Arena Investors GP, LLC, who serves as the general partner of the Investment Manager (the "IM General Partner");

(iii) Arena Special Opportunities (Offshore) Master, LP ("ASOFM");

(iv) Arena Special Opportunities Fund (Offshore) II GP, LP, who serves as the general partner of ASOFM (the "ASOFM General Partner");

(v) Arena Special Opportunities Fund (Offshore) GP, LLC, who serves as the general partner of the ASOFM General Partner (the "ASOFM GP General Partner");

(vi) Arena Special Opportunities Parallel Investor Vehicle III US, LP ("ASOIII");

(vii) Arena Special Opportunities Parallel Investor Vehicle III GP, LLC, who serves as the general partner of ASOIII (the "ASOIII General Partner");

(viii) Arena Special Opportunities Partners III, LP ("ASOPIII"; and collectively with ASOFM and ASOIII, the "Arena Funds"); and

(ix) Arena Special Opportunities Partners III GP, LLC, who serves as the general partner of ASOPIII (the "ASOPIII General Partner").

The Arena Funds are private investment vehicles. The Arena Funds directly beneficially own the Common Stock reported in this Schedule 13G.

The Investment Manager and the IM General Partner may be deemed to beneficially own the Common Stock directly beneficially owned by the Arena Funds.

The ASOFM General Partner and the ASOFM GP General Partner may be deemed to beneficially own the Common Stock directly beneficially owned by ASOFM.

The ASOIII General Partner may be deemed to beneficially own the Common Stock directly beneficially owned by ASOIII.

The ASOPIII General Partner may be deemed to beneficially own the Common Stock directly beneficially owned by ASOPIII.

Each Reporting Person disclaims beneficial ownership with respect to any Common Stock other than the Common Stock directly beneficially owned by such Reporting Person.
Address of principal business office or, if none, residence: The principal business office of the Reporting Persons is 2500 Westchester Avenue, Suite 401, Purchase, New York 10577.
Citizenship: For citizenship or place of organization see Item 4 of the cover page of each Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Item 9 on the cover page for each Reporting Person, and Item 2, which information is given as of the close of business on November 6, 2025. The shares reported consist of the following: (1) ASOFM - 208,726 shares of Common Stock underlying derivative securities that can be exercised within 60 days; (2) ASOIII - 909,230 shares of Common Stock underlying derivative securities that can be exercised within 60 days; (3) ASOPIII - 436,244 shares of Common Stock underlying derivative securities that can be exercised within 60 days; and (4) the Reporting Persons, collectively - 1,554,200 shares of Common Stock underlying derivative securities that can be exercised within 60 days.
Percent of class: See Item 11 on the cover page for each Reporting Person. The percentages of beneficial ownership contained herein are based on: (x) 17,612,636 shares of Common Stock outstanding as of November 6, 2025 after giving effect to the public offering reported by the Issuer in a Form 6-K filed with the SEC on November 7, 2025; plus (y) the shares of Common Stock underlying the derivative securities referred to in Item 4(a).
Sole power to vote or to direct the vote: See Item 5 on the cover page for each Reporting Person.
Shared power to vote or to direct the vote: See Item 6 on the cover page for each Reporting Person.
Sole power to dispose or to direct the disposition: See Item 7 on the cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: See Item 8 on the cover page for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 - Joint Filing Agreement

## Signatures
- Arena Investors, LP: /s/ Tsering Lama, Tsering Lama / Authorized Signatory (11/14/2025)
- Arena Investors GP, LLC: /s/ Tsering Lama, Tsering Lama / Authorized Signatory (11/14/2025)
- Arena Special Opportunities (Offshore) Master, LP: /s/ Tsering Lama, Tsering Lama / Authorized Signatory (11/14/2025)
- Arena Special Opportunities Fund (Offshore) II GP, LP: /s/ Tsering Lama, Tsering Lama / Authorized Signatory (11/14/2025)
- Arena Special Opportunities Fund (Offshore) GP, LLC: /s/ Tsering Lama, Tsering Lama / Authorized Signatory (11/14/2025)
- Arena Special Opportunities Parallel Investor Vehicle III US, LP: /s/ Tsering Lama, Tsering Lama / Authorized Signatory (11/14/2025)
- Arena Special Opportunities Parallel Investor Vehicle III GP, LLC: /s/ Tsering Lama, Tsering Lama / Authorized Signatory (11/14/2025)
- Arena Special Opportunities Partners III, LP: /s/ Tsering Lama, Tsering Lama / Authorized Signatory (11/14/2025)
- Arena Special Opportunities Partners III GP, LLC: /s/ Tsering Lama, Tsering Lama / Authorized Signatory (11/14/2025)